UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated January 24, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Inside Information: Nokia signs 5G patent cross-license agreement with OPPO

Stock exchange release	1 (3)
24 January 2024

Nokia Corporation

Inside Information

24 January 2024 at 09:00 EET

Inside Information: Nokia signs 5G patent cross-license agreement with OPPO

•	License covers Nokia’s fundamental inventions in cellular technologies
•	Nokia to receive payments from OPPO for a multi-year period along with catch-up payments to cover non-payment during the dispute period
•	The agreement resolves all pending patent litigation between the parties

Espoo, Finland – Nokia today announced it has signed a multi-year patent cross-license agreement with OPPO. Under the agreement OPPO will make royalty payments, along with catch-up payments to cover the periods of non-payment. The agreement resolves all pending patent litigation between the parties, in all jurisdictions. The terms of the agreement remain confidential as agreed between the parties.

Jenni Lukander, President of Nokia Technologies, said: “We are delighted to have reached a cross-license agreement with OPPO that reflects the mutual respect for each other’s intellectual property and Nokia’s investments in R&D and contributions to open standards. OPPO is one of the leading companies in the global smartphone market and we look forward to working together to bring further innovation to their users around the world. The new agreement - along with the other major smartphone agreements we have concluded over the past year - will provide long-term financial stability to our licensing business.”

Feng Ying, OPPO’s Chief Intellectual Property Officer, stated: “We are pleased to have reached this global patent cross-license agreement with Nokia, which includes cross-licensing for 5G standard-essential patents. This agreement reflects the mutual recognition and respect for each other’s intellectual property and lays the foundation for future collaboration between OPPO and Nokia. OPPO continues to advocate for reasonable royalty fees and a long-term approach to intellectual property that supports the resolution of disputes through amicable negotiations and mutual respect for the value of all intellectual property.”

The agreement is consistent with the assumptions Nokia has disclosed in the commentary with respect to Nokia Technologies long-term outlook in its Financial Report for Q3 issued on October 19, 2023. Nokia will begin recognizing net sales from this agreement, including catch up payments covering non-payment during the dispute period, in Q1 2024. Nokia Technologies is progressing towards the conclusion of the smartphone renewal cycle and is making good progress in its growth areas of automotive, consumer electronics, IoT and multimedia. It remains confident that its annual net sales run-rate will return to EUR 1.4 to 1.5 billion in the mid-term.

Nokia’s industry-leading patent portfolio is built on more than €140 billion invested in R&D since 2000 and is composed of around 20,000 patent families, including over 6,000 patent families declared essential to 5G. Nokia contributes its inventions to open standards in return for the right to license them on fair, reasonable and non-discriminatory (FRAND) terms. Companies can license and use these technologies without the need to make their own substantial investments in the standards, fueling innovation and the development of new products and services for consumers.

www.nokia.com

Stock exchange release	2 (3)
24 January 2024

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	3 (3)
24 January 2024

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general or regional macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including “continue”, “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, “will”, “target”, “likely”, “intend”, “may”, “could”, “would” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties specified in our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects – Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2024		Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer